Choate, Hall & Stewart, LLP
Two International Place
Boston, Massachusetts 02110
July 3, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, D.C. 20549
Attention: Christina Chalk

Re:	Simon Worldwide, Inc. Schedule 14A Filed June 21, 2007 File No. 0-21878
Ladies and Gentlemen:
     I am writing to you on behalf of Simon Worldwide, Inc. (the “Company”), to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the letter dated June 29, 2007.
     The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this response letter containing the changes contemplated by this letter are being filed simultaneously with the Commission.
Schedule 14A Filed June 21, 2007
PREC14A filed on June 21, 2007 — General
COMMENT 1: Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. To the extent that management of the company may become entitled to payments under their employment agreements with Simon Worldwide if the opposing solicitation is successful, please discuss any payments or other benefits that would become payable to Simon Worldwide affiliates, and under what circumstances.
RESPONSE 1:
The revised proxy statement includes disclosure on page 7 to the effect that a successful opposing solicitation would (a) result in payments of $12,000 to each of the departing directors pursuant to the terms of their service agreements with the Company and (b) trigger change in control provisions in the Executive Services Agreements between the Company and certain of its executives, permitting such executives to terminate their agreements and receive lump sum severence payments.

COMMENT 2: Expand the proxy statement to include a “Background” section discussing any prior contacts or communications with Everest Special Situations Fund L.P. (“Everest”) and Messrs. Maoz and Mann and their affiliates.
RESPONSE 2:
The revised proxy statement includes a “Background” section beginning on page 5 that discusses prior contacts or communications with Everest and Messrs. Maoz and Mann and their affiliates.
COMMENT 3: See our last comment above. Provide similar background information about any contacts with Yucaipa and Overseas Toys, to the extent relevant to this solicitation and the shareholder proposal which will be voted on at the meeting. For example, has Yucaipa or Overseas Toys expressed a view to you regarding its willingness to approve the conversion of its preferred shares into common shares of Simon Worldwide, as called for by the non-binding shareholder proposal?
RESPONSE 3:
The “Background” section added to the revised proxy statement beginning on page 5 states that the Company and Yucaipa have not communicated directly regarding Everest’s non-binding proposal.
COMMENT 4: In the Background section, briefly explain why the Company has not held a shareholder meeting in several years and note the circumstances that led to the scheduling of the current shareholder meeting.
RESPONSE 4:
The “Background” section added to the revised proxy statement beginning on page 5 explains why the Company has not held a shareholder meeting in several years and notes the circumstances that led to the scheduling of the current shareholder meeting.
Cover Page
COMMENT 5: List all of the participants in the solicitation on the cover page of the proxy statement.
RESPONSE 5:
The cover page to the proxy statement has been revised to include a list of all of the participants in the solicitation.
Security Ownership of Certain Beneficial Owners, page 3
COMMENT 6: We refer to the disclosure concerning the Voting Agreement with Overseas Toys, L.P. and certain affiliates of the Company mentioned in footnote 2 to the table of beneficial ownership in this section. In the Background section or in another appropriate section of the proxy statement, generally provide additional background about (i) the events leading up to

Overseas Toys’ investment in Simon Worldwide; and (ii) the background to and reasons for the Voting Agreement between Overseas Toys and the individuals referenced in footnote 2 in this section.
RESPONSE 6:
The “Background” section added to the revised proxy statement beginning on page 5 provides additional information about Overseas Toys’ investment in Simon Worldwide and the background to and reasons for the Voting Agreement between Overseas Toys and the individuals referenced in footnote 2 to the security ownership table.
Proposal Number Two: Non-Binding Stockholder Recapitalization Proposal, page 18
COMMENT 7: Clarify what you mean by characterizing the proposal as “preliminary.”
RESPONSE 7:
The word “preliminary” has been replaced on page 18 in the revised proxy statement with the word “precatory.”
Statement of the Board of Directors Regarding the Shareholder Proposal, page 18
COMMENT 8: State what the Company intends to do if the recapitalization proposal is approved at the meeting of shareholders. We note the disclosure here that the Board cannot implement the proposal without the approval of both the common and the preferred stock. Will the Board seek such approval if the proposal passes? What steps would be necessary in order to implement these changes (i.e., an amendment to the articles of incorporation, etc.)?
RESPONSE 8:
The revised proxy statement states on page 18 that should the proposal pass, the Board will give further consideration to the proposal given the input from the Company’s stockholders and make a determination based on what the Board deems to be the best interests of the stockholders. The proxy statement as originally filed stated that implementation of the proposal would require amendment of the Company’s certificate of incorporation, which would need to be approved by a majority of the issued and outstanding capital stock of the Company on an as-converted basis, plus the approval of a majority of the issued and outstanding Series A Preferred Stock of the Company.
COMMENT 9: See the last comment above. If the proposal passes at the next shareholder meeting, clarify whether the common shareholders would have to vote on it again in order for it to be implemented.
RESPONSE 9:
Provided that the necessary approvals for amendment of the Company’s certificate of incorporation are obtained as set forth in Response 8 above, a separate approval by the holders of the Company’s common stock would not be required.

*     *     *     *     *
Company Acknowledgement
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (617) 248-5093, Cameron Read at (617) 248-5045 or Jonathan Gabriel at (617) 248-4789.
Sincerely,

/s/ John R. Pitfield

John R. Pitfield